Exhibit 99.1

SharpLink Gaming Announces Extraordinary General Meeting of
Shareholders to Be Held on Friday, January 20, 2023
MINNEAPOLIS – (ACCESSWIRE) – December 8, 2022 – SharpLink Gaming Ltd. (Nasdaq: SBET) (“SharpLink” or the “Company”), a pioneer of targeted, data-driven user engagement and conversion solutions for the U.S. sports betting and iGaming industries, today announced that it will hold an extraordinary general meeting of shareholders (the “Meeting”) on Friday, January 20, 2023 at 4:00 PM Central Time at SharpLink’s corporate office located at 333 Washington Avenue North, Suite 104, Minneapolis, Minnesota 55402, and thereafter as it may be adjourned or postponed from time to time.
The agenda of the Meeting is as follows:
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To approve a reverse share split of the Company’s ordinary shares, par value NIS 0.06 per share (the “Ordinary Shares”), by a ratio of up to and including 20:1, to be effective at the ratio and on a date to be determined by the Company’s Board of Directors, and amendments to the Company’s Amended and Restated Articles and Memorandum of Association to effect such reverse share split;

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To approve the appointment of Cherry Bekaert, LLP, a registered public accounting firm, as the Company’s independent auditor for the year ended December 31, 2022 and to authorize the Company’s Board of Directors to fix such accounting firm’s compensation in accordance with the nature of their services or to delegate such power to the Company’s Audit Committee; and

•	To transact any other business that may be properly brought before the Meeting or any continuation, adjournment or postponement thereof.
Shareholders of record at the close of business on Tuesday, December 13, 2022 are entitled to notice of and to vote at the Meeting or any adjournments or postponements thereof. The Company plans to mail the proxy statement and a proxy card on or about Monday, December 19, 2022.
The primary purpose for effecting the reverse share split, should the Board of Directors choose to effect one, would be to increase the per share price of the Company’s Ordinary Shares to regain compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2). The affirmative vote of holders of at least 75% of the Company’s Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting, is necessary for the approval of proposal 1. The affirmative vote of holders of at least a majority of the Company’s Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting, is necessary for the approval of proposal 2.
Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than Thursday, December 15, 2022. Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this proxy statement, the Company will communicate the changes to the Company’s shareholders through the publication of a press release, a copy of which will be furnished to the United States Securities and Exchange Commission (the “SEC”) on Form 6-K, and available to the public on the SEC’s website at www.sec.gov.
Shareholders may vote their Ordinary Shares by means of a proxy card, which is required to be received by the Company, along with the documentation set forth in the proxy statement, at least four (4) hours prior to the appointed time of the Meeting, to be counted for the Meeting. Shareholders may also vote online by going to www.proxyvote.com or, using a mobile device, scanning the QR barcode printed on the proxy card mailed to them. If voting online, your voting instructions must be electronically delivered at any time up until 11:59 PM Eastern Time on the day before the Meeting date. Shareholders may also vote telephonically by calling 1-800-690-6903 on any touch-tone phone to transmit their voting instructions up until 11:59 PM Eastern Time on the day before the Meeting date. If voting by phone, shareholders must have their proxy card in hand and then follow the instructions provided.

About SharpLink Gaming Ltd.
Founded in 2019 and based in Minneapolis, Minnesota, SharpLink is a leading online technology company that connects sports fans, leagues and sports websites to relevant and timely sports betting and iGaming content. SharpLink uses proprietary, intelligent, online conversion technology to convert sports fans into sports bettors for licensed, online sportsbook operators. SharpLink's intelligent C4 Sports Betting Conversion technology delivers and determines the best sportsbook betting offers and experience for each identified user. Using sophisticated, behavioral modeling and tracking technologies, and by analyzing user's past and present behaviors, SharpLink serves sports fans with personalized betting offers specifically tied to each fan's favorite sports, teams and players. Additionally, SharpLink specializes in helping sports media companies develop strategies, products and innovative solutions to drive deep customer engagement with highly interactive sports games and mobile applications. SharpLink is run by industry veterans with several successful exits in the sports gaming and iGaming sectors. For more information, please visit SharpLink’s website at www.sharplink.com.
Forward-Looking Statements
This release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the expected growth in the online betting and iGaming industries, the Company’s ability to grow its business, the potential benefits of the Company’s products, services and technologies and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company's ability to achieve profitable operations, government regulation of online betting, customer acceptance of new products and services, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries in which SharpLink operates its operations, the demand for our products and its customers' economic condition, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of the Company and its competitors, general economic conditions and other risk factors detailed in the Company's annual report and other filings with the United States Securities and Exchange Commission. The Company does not undertake any responsibility to update the forward-looking statements in this release.
CONTACT INFORMATION:
SHARPLINK MEDIA & INVESTOR RELATIONS:
SharpLink Gaming Ltd.
Dodi Handy, Director of Communications
Phone: 407-960-4636
Email: ir@sharplink.com
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